DYNAMOTIVE ENERGY SYSTEMS CORPORATION

   Release: February 22, 2011

Dynamotive and Renewable Oil Corporation agree heads of terms for Joint Venture for Australia

Dynamotive Energy Systems Corporation (Dynamotive) and Renewable Oil Corporation (ROC) announced that the Companies have agreed non binding heads of terms that establish their directions for a joint approach to the development of a biofuels business in Australia.  The Companies agreed to negotiate exclusively with each other final terms. ROC through one of its Directors has made a monetary advance to secure the exclusivity period for negotiations (through March 31st 2011) and the extension of the current license in Australia.

Key terms:

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A JV would be established whereby Dynamotive would contribute 50% of the license for Australia and its know how on development and construction of pyrolysis units as well as access to its facilities and partnerships.

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 ROC would acquire from Dynamotive the balance of the Master License (50%) and make payments to Dynamotive over an agreed period of time.

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The Master license is valued at $ 500,000.-

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The JV would also benefit from a license to build and operate a pilot pyrolysis & upgrading unit – license terms to be agreed. To include license fee and royalties per plant.

This agreement builds on a range of activities by the parties over several years and the past twelve months in particular:

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Progress with the upgrading of Dynamotive’s pyrolysis oil to mobile fuels for a range of transport applications.

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Investigation of pyrolysis oil as a fuel for large diesel engines suitable for marine and power applications.

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Work by ROC in Australia to shortlist sites that offer stable and competitively priced supplies of wood feed for commercial plants.  ROC is also working with a national research organisation to develop a program aimed at final commercialisation of a major farm forestry program that has the potential to provide sustainable biomass for dozens of biofuel plants.

Dynamotive and ROC will now work on finalising details of the joint venture and the business plan for process demonstrations and commercial plants in Australia.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider based in Canada.  Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation.  BioOil can be further converted into transport fuels and chemicals.

About ROC

Renewable Oil Corporation Pty Ltd is a privately owned Australian company that specialises in the development of bioenergy projects using a variety of sustainable biomass feeds.  ROC is evaluating pyrolysis projects at several locations in Australia and has a number of MOUs for feed supply either in place or under negotiation.

Contacts:

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statements
Statements in this news release concerning the company’s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements”. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company’s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company’s 20F and other disclosure filings with the Securities and Exchange Commission.